

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Gary Lewis
President and Chief Executive Officer
Uplift Nutrition, Inc.
252 West Cottage Ave.
Sandy, Utah 84070

      Re: Uplift Nutrition, Inc.
              Item 4.01 Form 8-K
              Filed February 24, 2011
              File No. 000-52890

Dear Mr. Lewis:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            /s/ Jamie Kessel

                            Jamie Kessel
                            Staff Accountant